UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*


ZOOM TELEPHONICS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

98978K107
(CUSIP Number)

January 4, 2011
(Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]	Rule 13d-1(b)

[x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect tothe subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to allother provisions of the Act
(however, see the Notes).








CUSIP No. 98978K107

1.	Names of Report Persons
SF Investors LP
      13-3793258

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3. 	SEC Use Only

4.	Citizenship or Place of Organization
	United States

		5.	Sole Voting Power
Number of
Shares			418,220
Beneficially	6.	Shared Voting Power
Owned by			0
Each
Reporting	7.	Sole Dispositive Power
Person with		418,220
		8.	Shared Dispositive Power
				0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
			418,220


10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares(See Inst).


11.	Percent of Class Represented by Amount in Row (9)
			7.67%

12.	Type of Reporting Person (See Instructions)
	PN





Item 1.

	(a)	Name of Issuer
		Zoom Telephonics, Inc.

(b) Address of Issuers Principal Executive Offices
207 South Street
Boston, MA 02111


Item 2.

	(a)	Name of Person Filing
		SF Investors LP

	(b)	Address of Principal Business Office or, if None, Residence
		27 Hidden Valley Dr.
		Suffern, NY 10901-1306

	(c)	Citizenship
		United States

	(d)	Title of Class of Securities
		Common Stock

	(e)	CUSIP Number
		98978K107

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
		(c), Check Whether the Person Filing is a:

		(a)	[ ]	Broker or dealer registered under Section 15 of the Act
				(15 U.S.C. 78o).
		(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
				78c).
		(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the
				Act (15 U.S.C. 78c).
		(d)	[ ]	Investment Company registered under section 8 of the
				Investment Co. Act of 1940 (15 U.S.C. 80a-8).
		(e)	[ ]	An investment advisor in accordance with Rule
				240.13d-1(b)(1)(ii)(E);
		(f)	[ ]	An employee benefit plan or endowment fund in
				Accordance with Rule 240.13d-1(b)(1)(ii)(F);



Item 3. (cont.)


		(g)	[ ]	A parent holding company or control person in accordance
				With Rule 240-13d-1(b)(1)(ii)(G);
		(h)	[ ]	A savings association as defined in Section 3(b) of the
				Federal Deposit Insurance Act (12 U.S.C. 1813;
		(i)	[ ]	A church plan that is excluded from the definition of an
				Investment company under Section 3(c)(14) of the
				Investment Company Act of 1940 (15 U.S.C. 80a-3);
		(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

				If this statement is filed pursuant to Rule 13d-1(c), check
				this box []
				Not Applicable
Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

SF Investors LP, in its capacity as owner, may be deemed to beneficially own 418,220 shares of the Issuer.

		(b)	Percent of Class:
			7.67%

		(c)	Number of shares as to which such person has:

			(i)     sole power to vote or to direct the vote:		   418,220
			(ii)    shared power to vote or to direct the vote		         0
			(iii)   sole power to dispose or direct disposition of	           418,220
			(iv)   shared power to dispose or direct disposition of	0

Item 5.		Ownership of Five Percent or Less of Class.

		If this statement is being filed to report the fact that as of the date hereof Reporting person has ceased to be the beneficial owner of more than five Percent of the class of securities, check the following: [ ]

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

		Not Applicable



Item 7.		Identification and Classification of the Subsidiary Which Acquired
		the Security Being Reported on by the Parent Holding Company.

		Not Applicable

Item 8.		Identification and Classification of Member of the Group.

		 Not Applicable

Item 9.		Notice of Dissolution of Group.

		Not Applicable

Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief,
		the securities referred to above were acquired and are held in the ordinary
		course of business and were not acquired and are not held for the purpose
		or with the effect of changing or influencing the control of the issuer of the
		securities and were not acquired and are not held in connection with or as
		a participant in any transactions having that purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I
		certify that the information set forth in this statement is true, complete
		and correct.


				By:
				     ______________________________________

				Name:	Stuart Friedman

				Title: General Partner

				Date: January 6, 2011